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SEC FILE NUMBER
8-70052

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: SIMON MARKETS LLC

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

368 9th Avenue, 16th Floor
(No. and Street)

New York	NY	10001
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Keith George	(212) 668 - 8700	kgeorge@acisecure.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PricewaterhouseCoopers LLP
(Name – if individual, state last, first, and middle name)

300 Madison Ave	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

10/20/2003	238
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, TIMUR KOCAOGLU, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of SIMON MARKETS LLC, as of DECEMBER 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Subscribed and sworn before me on this 28th day of March, 2022

COURTNEY KAY MORGAN
NOTARY PUBLIC-STATE OF NEW YORK
No. 02MO6390148
Qualified in New York County
My Commission Expires 04-08-2023

Notary Public

Signature:

Title: CFO and COO

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

SIMON MARKETS LLC

Statement of Financial Condition as of December 31, 2021
Report of Independent Registered Public Accounting Firm

Filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934.

SIMON MARKETS LLC

Table of Contents

Report of Independent Registered Public Accounting Firm

To the Members and Management of SIMON Markets LLC.

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of SIMON Markets LLC (the "Company") as of December 31, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021 and the results of its operations and its cash flows for each of the year ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of the financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

New York, New York
March 28, 2022

We have served as the Company's auditor since 2021.

SIMON MARKETS LLC

Statement of Financial Condition
As of December 31, 2021

ASSETS	
Cash and cash equivalents	$ 16,485,719
Accounts receivable	8,318,457
Prepaid expenses	1,713,830
Furniture and equipment, net of accumulated depreciation of $507,492	648,346
Due from affiliate	83,974
Right of use asset	2,600,707
Other assets	206,290
TOTAL ASSETS	$ 30,057,323
LIABILITIES AND MEMBERS' EQUITY	
LIABILITIES	
Accounts payable and accrued expenses	$ 1,993,810
Accrued compensation	9,286,203
Operating lease liability	2,836,148
TOTAL LIABILITIES	14,116,161
MEMBERS' EQUITY	15,941,162
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 30,057,323

The accompanying notes are an integral part of the Statement of Financial Condition.

1. Organization and Nature of Business

SIMON Markets LLC (the "Company") was organized as a limited liability company on August 8, 2017, under the laws of the State of Delaware. Effective June 20, 2018, the Company became registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). As of December 31, 2021 the Company has 200 units issued and outstanding. The Company is owned 99% by SIMON Group LLC ("SIMON Group") and is owned 1% by SIMON Subco LLC ("SubCo"), an affiliated entity, and operates primarily from its offices located in New York City and Birmingham, Alabama.

The Company's current business consists of connecting issuers of structured notes, structured CDs, annuity insurance products and defined outcome ETFs (collectively "Product Manufacturers") to networks of financial advisors at independent broker-dealers, registered investment advisors and custodians through its online platform, which provides financial professionals with education, analytics, transaction management, and marketplace capabilities for structured products, annuities and defined outcome ETFs (collectively "Risk-Managed Solutions") across multiple Product Manufacturers. The Company has agreements currently in place with nineteen issuers of structured products, twenty-six insurance carriers and two ETF sponsors and intends to contract with additional Product Manufacturers over time.

Throughout 2021, the Coronavirus ("COVID-19") pandemic has continued to negatively impact the global economy and caused significant volatility in the financial markets. The Company continues to actively monitor the pandemic and has taken and intends to continue taking steps to identify and mitigate the adverse impacts on, and risks to, its business, financial condition, liquidity, operations, employees, clients, and business partners. In response to the pandemic, the Company implemented remote work arrangements for all of its employees and has restricted business travel. To date, with the Company's ability to meet a vast majority of its clients' needs through its technology-based platforms and services, these arrangements have not materially affected the Company's ability to maintain its business operations, including the operation of its financial reporting system, internal control and disclosure controls and procedures. Based on information available as of the date of this report, the Company does not expect the pandemic to have a material adverse impact on its business operations in the near term; although, given the daily evolution of the pandemic, the global responses to curb its spread and the related economic impacts, the Company is currently unable to estimate the long-term effects of the pandemic on its financial statements.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with generally accepted accounting principles in the U.S. ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The Company's cash and cash equivalents are held at one financial institution and consist of $100,000 maintained in an FDIC insured checking account, with the remainder held in a cash sweep account that is invested in U.S. government money market funds which may distribute dividends. The Company has not experienced any loss in such accounts and does not believe there to be any significant credit risk with respect to those deposits.

During the fiscal year, the Company earned $1,267 in dividend income. This amount is included in Other Income on the Company's Income Statement.

Accounts Receivable

The Company provides services directly to customers and generally charges each Product Manufacturer a platform fee based on the notional amount of Risk-Managed Solutions issued by the Product Manufacturer. The Company's accounts receivable was $8,318,457 as of December 31, 2021. In connection with the new FASB Accounting Standards Codification Topic 326 ("ASC 326") regarding credit losses, which the Company early adopted effective January 1, 2020, Management has assessed various factors surrounding the Company's receivables, including their short-term nature, creditworthiness of customers, lack of historical loss and positive track record of collectability. As a result of our assessment, Management has determined the risk of loss on customer accounts receivable to be remote and the amount at risk of loss to be immaterial. As of December 31, 2021, the Company has not recorded an allowance for doubtful accounts to cover receivables that may be deemed uncollectible, and there has not been any impairment loss incurred during the year. The Company monitors the aging of accounts receivable and will take actions to reduce exposure to credit losses as necessary.

Prepaid expenses

The Company will record all expenses $1,500 or greater which are paid prior to the related services rendered as prepaid expenses. The balance will be recognized on a straight-line basis over the relevant service period applicable to the services rendered. As of December 31, 2021, the Company recorded an asset of $1,713,831 for expenses prepaid for services that had not yet been rendered. These services are mainly related to annual subscriptions for software or other tools that the Company uses as part of its operations.

Furniture and Equipment

The Company will capitalize any property, plant or equipment having a cost of $2,500 or greater. All items below this threshold are to be expensed when purchased. Furniture and equipment are depreciated on a straight-line basis over their estimated useful lives. For the period ended December 31, 2021, the Company capitalized $632,219 in costs related to the purchase of computer and office equipment as well as office furniture, which is included in the Furniture and Equipment balance at December 31, 2021.

Furniture and equipment consisted of the following as of December 31, 2021:

	Amount	Useful Life
Computer and Office Equipment	$ 1,085,794	3 years
Office Furniture	70,044	7 years
Sub-Total	1,155,838	
Less: Accumulated depreciation	(507,492)	
Furniture and Equipment, net	$ 648,346	

Income Tax

The Company accounts for income taxes using the liability method, which requires the determination of deferred tax assets and liabilities based on the differences between the financial and tax bases of assets and liabilities using the enacted tax rates in effect for the year in which differences are expected to reverse. Deferred tax assets are adjusted by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Tax positions are evaluated utilizing a two-step process. The Company first determines whether any of its tax positions are more likely than not to be sustained upon examination, based solely on the technical merits of the position. Once it is determined that a position meets this recognition threshold, the position is measured as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. When applicable, the Company records interest and penalties related to tax expenses as income tax expense.

Non-income based taxes are recorded as part of Other liabilities and Office expense, communications and other expenses.

Recent Accounting Pronouncements

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurements, Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement ("ASU 2018-13"). The disclosure framework project's objective and primary focus are to improve the effectiveness of disclosures in the notes of the consolidated financial statements by facilitating clear communication of the information required by GAAP that is most important to users of the consolidated financial statements. The amendments in this update modify the disclosure requirements on fair value measurements in Topic 820, Fair Value Measurement, based on the concepts in the Concepts Statement, including the consideration of costs and benefits. The Company adopted this standard effective January 1, 2020 and did not note any material impact on the financial statements as a result of the adoption of this standard.

In December 2019, the FASB issued ASU 2019-12, Simplifying the Accounting for Income Taxes ("ASU 2019-12"). The objective of the Simplification Initiative is to identify, evaluate, and improve areas of generally accepted accounting principles (GAAP) for which cost and complexity can be reduced while maintaining or improving the usefulness of the information provided to users of consolidated financial statements. ASU 2019-12 eliminates certain exceptions related to the approach for intra-period tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. It also clarifies and simplifies other aspects of the accounting for income taxes. This guidance is effective for public business entities for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. The Company adopted this guidance on January 1, 2021 and did not note any material impact on the financial statements as a result of the adoption of this standard.

3. Related Party Transactions

The Company has an expense sharing agreement in place with its affiliate SIMON Technologies LLC ("TechCo"), through which TechCo provides the Company with third-party vendor services that TechCo has engaged. As per this agreement, for any services provided, the Company pays for the service (either to TechCo or directly to the relevant vendor), maintains copies of each vendor contract and invoice paid, and reflects such obligations within relevant line items on financial reports filed by the Company.

The Company has an expense sharing agreement and an insurance networking agreement in place with SIMON Annuities and Insurance Services LLC ("SIMON AIS"), an affiliated entity. As per the agreements, SIMON AIS will act as a licensed insurance agency in connection with the inclusion of insurance-related products, such as variable and registered index-linked annuity contracts, on the SIMON platform. Amounts related to insurance-related products are billed from and paid to SIMON AIS, a registered insurance producer, and cash received is transferred directly to the Company. As of December 31, 2021, SIMON Markets recorded an intercompany receivable balance of $83,974 which it was owed from SIMON Annuities and Insurance Services LLC.

As of December 31, 2021, seven of the Product Manufacturers on the SIMON platform have affiliates that hold existing ownership stakes in SIMON Group and are therefore considered related parties. Additionally, as described

in Footnote 11, one additional entity was added as a related party in January 2022. As customers, seven of these Product Manufacturers are issuers of structured products who transact with SIMON Markets on a monthly basis and pay a platform fee calculated based on the volume of structured products that were issued on the transaction date, using the same fee structure applied to all other issuers.

During 2021, capital contributions were received by the Company from SIMON Group through equity grants by SIMON Group to employees of the Company. Refer to Footnote 8 for further details.

4. Commitments and Contingencies

The Company leases office space in New York, NY pursuant to an operating lease expiring October 31, 2023, and in Birmingham, AL pursuant to an operating lease which is set to commence in the first quarter of 2022 and expire 66 months following the commencement date. The future minimum rental commitments through termination are as follows:

Year Ended Dec 31		New York City		Birmingham		Total Commitments
2022	$	1,615,426	$	131,213	$	1,746,639
2023		1,381,083		160,736		1,541,819
2024		-		164,754		164,754
2025		-		168,873		168,873
2026		-		173,095		173,095
2027		-		118,040		118,040
	$	2,996,509	$	916,710	$	3,913,219

The Company previously adopted and implemented the Accounting Standard Codification Topic 842 (“ASC 842”), Leases. As of December 31, 2021, the right of use asset and lease liability on the Company’s balance sheet for the New York City lease were $2,600,708 and $2,836,148, respectively. No right of use asset or lease liability has been recorded to date for the Birmingham lease as the lease commencement date has not been reached. As of December 31, 2021, the weighted average remaining lease term on all outstanding leases is 2.69 years.

5. Income Taxes

As a multi-member limited liability company, the Company has elected to be treated as a Partnership for U.S. tax purposes. As a Partnership for U.S. tax purposes, the Company is not subject to federal tax or most state and local taxes since income is passed through to its members for taxation. There are exceptions for certain types of entity-level taxes, such as New York City ("NYC") Unincorporated Business Tax ("UBT"). The Company has no net tax provision due to historical loss position and a full valuation allowance on deferred tax assets.

The Company's effective tax rate of -0.7% differs from the NYC UBT statutory rate of 4% primarily due to apportionment percentages to NY and AL, as well as the maintenance of a full valuation allowance on deferred tax assets.

The Company has a net deferred tax asset of approximately $527,000, which is primarily related to NYC net operating losses ("NOL"), accrued bonuses and intangibles, and other miscellaneous items. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a

change in tax rates is recognized in operations in the period enacted. A full valuation allowance has been provided as it is more likely than not that all of the deferred tax asset will not be realized.

As of December 31, 2021, the Company has stand-alone NOL carryforwards for NYC UBT in the amount of $8,661,510. The NYC UBT NOL rules follow the NOL Rules for federal income tax purposes as amended by the Tax Cuts and Jobs Act of 2017 ("TCJA"). These NOLs are no longer set to expire and may be carried forward indefinitely according to the TCJA; however, each year's NOL deduction will be limited to 80% of the UBT taxable income without regard to the NOL deduction. Realization of these losses is dependent on generating sufficient taxable income. As of December 31, 2021, the Company has no unrecognized tax benefits. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

The Company will be filing its fourth tax return during 2022 for tax year December 31, 2021. As a result, all of the Company's prior year activities remain subject to examination. The Company does not currently have any open tax years under examination.

6. Fair Value Measurements

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date. Assets and liabilities recorded at fair value are measured and classified in accordance with a three-tier fair value hierarchy based on the observability of the inputs available in the market used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Inputs that are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant inputs are observable in the market or can be derived from observable market data. Where applicable, these models project future cash flows and discount the future amounts to a present value using market-based observable inputs including interest rate curves, foreign exchange rates, and credit ratings.

Level 3 - Unobservable inputs that are supported by little or no market activities.

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis is as follows:

Cash Equivalents: Cash equivalents are highly liquid money market funds that invest in US Treasuries and are valued based on quoted net asset values, which approximate fair value. Valuation adjustments are not applied. Accordingly, cash equivalents are categorized in level 1 of the fair value hierarchy.

Fair Value Measurements on a Recurring Basis

As of December 31, 2021

Assets	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$ 16,485,719	-	-	$ 16,485,719

For other assets and liabilities presented, the Company believes carrying value approximates fair value.

The accompanying notes are an integral part of the Statement of Financial Condition.

7. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital. The Company has elected to compute net capital utilizing the alternative method. As such, the Company is required to maintain minimum net capital of the greater of $250,000 or 2% of aggregate debits in the customer reserve formula. The Company does not hold any customer funds so the firm is only required to maintain the $250,000 statutory minimum at all times. At December 31, 2021, the Company had net capital of $7,229,796, which was $6,979,796 in excess of its required net capital.

8. Members' Equity

Contributions of capital are recognized when received. During the period the Company received $8,560,411 in capital contributions from SIMON Group LLC through equity grants by SIMON Group to employees of the Company. Furthermore, during the year, the Company did not issue any units and no cash was received in connection with capital contributions or employee grants. Distributions of cash or other assets to each member shall be made at the times and in the aggregate amounts determined by SIMON Group LLC in its sole discretion. There are no dividend and liquidation preferences, participation rights, or any other special features related to these units. One or more additional members of the Company may be admitted to the Company with the consent of the original members.

Beginning in December 2018 and on a continuing basis, SIMON Group issued Series C Interests its Profits Interest Plan to certain employees of the Company. Pursuant to ASC 718, employees of the Company are issued equity interests in SIMON Group, with no consideration provided by the Company to SIMON Group for the awards, therefore the value of the awards granted are considered a capital contribution from SIMON Group to the Company. Accordingly, the Company will record the relevant capital contribution received and equity compensation expense incurred in accordance with the vesting schedule of the award as provided by the 2018 Plan. The Company recognizes share-based compensation expense for equity awards based on the estimated fair value of the award. For equity awards that vest based on a service condition, the share-based compensation expense is recognized on a straight-line basis over the requisite service period, which is subject to graded vesting. All Series C PIUs issued by SIMON Group generally vest at the rate of 25% of units on the first anniversary of the date of grant and the remaining 75% of units in equal monthly installments over the following 36 months. Forfeitures are accounted for as they occur.

As there is no public market for the units, the estimated fair value of the units was supported by third-party valuations based on inputs of objective and subjective factors that management believes to be relevant. These third-party valuations were performed in accordance with the guidance outlined in the AICPA’s Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

The assumptions underlying these valuations represented management’s best estimates, which involved inherent uncertainties and the application of management judgment. As a result, if factors or expected outcomes changed and management used significantly different assumptions or estimates, share-based compensation expense could have been materially different.

9. Subsequent Events

The Company has evaluated subsequent events for adjustment to or disclosure in its financial statements through March 28, 2022, the date the audited financial statements were issued.

During January 2022, SIMON Group received a capital contribution from a new investor entity which is an affiliate to an existing Product Manufacturer on the SIMON platform. This Product Manufacturer is now considered to be a related party. The revenue earned from this Product Manufacturer during 2021 is included in the amount disclosed in Footnote 3. No other recordable or disclosable events occurred through this date.